SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 22, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80

MATERIAL FACT

COMMITMENT PARTNERSHIP WITH THE MUNICIPALITY OF SÃO PAULO

Pursuant to CVM Rule 358, dated January 3, 2002, Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company” or “SABESP”) hereby announces that, on November 14, 2007, entered into a Commitment Partnership with the Municipality of São Paulo (the “Municipality of São Paulo” and the “Commitment Partnership”) which aims to set forth conditions to ensure the steadfastness in rendering public sanitation and environmental services in the city of São Paulo through main initiatives established as follows:

(i)
the Parties undertook to establish sanitation and environmental initiatives as a supplement to initiatives taken by the Municipality of São Paulo, investing in the implementation and continuity of programs such as: Córrego Limpo Program (“Clean-up Stream”) and Mananciais Program (Water Source Program);

(ii)
the Municipality of São Paulo adopted the Programa de Uso Racional da Água – PURA (“Rational Use of Water Program”), whose purpose is to guarantee the reduction of water consumption in public buildings, guaranteeing the population water supply and quality of life;

(iii)
as of the execution date of the Commitment Partnership, the total amount paid by the Municipality of São Paulo to SABESP, related to the direct management boards, autarchies and foundations, with tax discounts, will be exclusively allocated to investments in sanitation and environmental services of the Municipality’s interest;

(iv)
the Municipality of São Paulo and SABESP shall conclude, within up to ninety (90) days from the execution date of the Commitment Partnership, the resolutions necessary to settle their financial outstanding debts and to prepare drafts of the Cooperation Partnership, Metropolitan Program Agreement and Municipal Law Project; and

(v)
the Cooperation Partnership and Metropolitan Program Agreement will have as purpose the steadfastness of the sanitation services rendered by SABESP in the Municipality of São Paulo, by means of the associated management of the public service, which the Parties mutually undertook.

The Company clarifies that undertakings provided for in the Commitment Partnership are subject to the achievement of future events, which are not under full control of the Parties.

Furthermore, the Commitment Partnership sets forth other terms and conditions which the Parties may comply with. The full text of the Commitment Partnership is available on the Company’s website: www.sabesp.com.br.

São Paulo, November 14, 2007.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 22, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.